Eletrobrás

DFR
AV.PRES.VARGAS, 409, 9ºand.
20071-003 RIO DE JANEIRO-RJ
TEL: (021) 514-6327
FAX: (021) 242-2694

02034291

CTA/DFR- 3503/02

Rio de Janeiro, April 30th, 2002.

SEC MAIL PROCESSING SECTION RECEIVED MAY 2 8 2002 WASH. D.C. 154

SECURITIES AND EXCHANGE COMMISSION
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549 - USA
Att.: DIVISION OF CORPORATION FINANCE

SUPPL

Re: Submission pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934 for Centrais Elétricas Brasileiras S.A. - ELETROBRÁS (File nº 82-3939)

Dear Sirs,

We are furnishing this letter and the attached information pursuant to paragraph (b) of Rule 12g 3-2(b) (the "Rule") under the Securities Exchange Act of 1934.

Attached to this letter we are enclosing copies of ANNOUNCEMENT OF MEETING published on April 29th, 2002 (canceled and re-published) and on April 30th, 2002.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

With regards,

MARY-ANNIE CAIRNS GUERRERO
Head of Funding and Investor Relations Department

dlw 5/29

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ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

135th Extraordinary Shareholders' Meeting

ELETROBRÁS' shareholders are invited to the Extraordinary Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on May 13th, 2002, at 3:00 p.m., in first convocation and at 3:30 p.m., in second convocation, for the Extraordinary Shareholders' Meeting, to discuss the following subjects:

1. Election of 1 (one) member for the Administrative Council of ELETROBRÁS;

2. Reform of the Company's By-laws, in accordance with article 135 of Law 6404/76, according to the proposal available to the shareholders at the Company's main office, in Brasília, at Market Relations Division, in Rio de Janeiro and at the site http://www.eletrobras.gov.br/invest.

In accordance with Instrução 165, dated 12.11.91, from Comissão de Valores Mobiliários, the minimum percentage of participation in the voting capital of the Company will be of 5% (five per cent), in order to request multiple vote.

The participation in such meeting will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until May 8th, 2002, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

Brasília, April 26th, 2002.

LUIZ GONZAGA LEITE PERAZZO
President of the Administrative Council

ELETROBRÁS - Centrais Elétricas Brasileiras S.A.

Ministry of Mines and Energy

ANNOUNCEMENT OF MEETING

135th Extraordinary Shareholders' Meeting

ELETROBRÁS´ shareholders are invited to the General Shareholders' Meeting to be held on the company's main office, at Setor de Autarquias Norte, Rua Dois, Edifício da Petrobrás, 4th floor, Brasília, Distrito Federal, on May 15th, 2002, at 3:00 p.m., in first convocation and at 3:30 p.m., in second convocation, for the Extraordinary Shareholders' Meeting, to discuss the following subjects:

1. Election of 2 (two) members for the Administrative Council of ELETROBRÁS, of which one member the President;

2. Reform of the Company's By-laws, in accordance to article 135 of Law 6404/76, according to the proposal available to the shareholders at the Company's main office, in Brasília, at Market Relations Division, in Rio de Janeiro and at the site http://www.eletrobras.gov.br/invest.

In accordance with Instrução 165, dated 12.11.91, from Comissão de Valores Mobiliários, the minimum percentage of participation in the voting capital of the Company will be of 5% (five per cent), in order to request multiple vote.

The participation in such meeting will be conditioned to the delivery, at ELETROBRÁS office, of a declaration issued by the depositary institution, stating the condition of shareholder. Such delivery must take place until May 9th, 2002, at Departamento de Captação de Recursos e Relações com Investidores - DFR, Divisão de Relações com Investidores - DFRM, at Avenida Presidente Vargas, 409 – 9th floor, Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 a.m. and from 2:00 p.m. to 5:00 p.m.

NOTICE: The present Announcement of Meeting cancels and replaces the announcement published on April 29th, 2002.

Brasília, April 29th, 2002.

LUIZ GONZAGA LEITE PERAZZO
President of the Administrative Council

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